CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$(10,965,005)
Adjustments to reconcile net loss to net cash used in operating activities:	
Compensation expense recognized under stock incentive plans	854,327
Employee taxes paid on vesting under stock incentive plans	(130,560)
Unrealized losses on securities owned, net	377,920
Net (increase) decrease in assets:	
Receivables from affiliated funds	34,552
Net receivables from affiliates	1,335,226
Securities owned	999,663
Prepaid expenses and other assets	(137,308)
Net increase (decrease) in liabilities:	
Payables to brokers	(1,272,231)
Accrued compensation and benefits	966,285
Other accrued expenses	11,967
Net cash used in operating activities	**(7,925,164)**
Cash flows provided by financing activities:	
Contributions from parent	13,000,000
Net cash provided by financing activities	**13,000,000**
Net increase in cash	**5,074,836**
Cash at beginning of year	8,254,384
Cash at end of year	**$ 13,329,220**

See accompanying notes to financial statements.